SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 13, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated June 8, 2006 announcing the acquisition of the Algerian bottled water company Tessala.

PRESS RELEASE

Paris, June 8th 2006

Groupe DANONE strengthens presence in Algeria

by entering bottled water market

Groupe DANONE today announced the completion of the acquisition of the Algerian bottled water company Tessala from beverages group Algad.

As part of the transaction, Groupe DANONE will acquire a bottling plant as well as the rights for a high quality water source, rich in calcium and magnesium. Located close to Alger, in a protected zone, the spring has a production potential of over 500 million litres per year.

The first bottles will be distributed during the summer under the Hayet brand, which will be positioned as a premium quality product in this dynamic market with over 30% annual growth.

This acquisition is in line with the objective of strengthening the company’s position in North Africa and Middle East, in particular helping to reinforce its position in Algeria through the presence of its three businesses. It follows two recent investments in this strategic country with a strong potential for development:

•	Raising Groupe DANONE interests in Danone Djurdjura, the local leader in Fresh dairy products, from 51% to 95% (April 2006)

•	The creation of a company with a 51% stake to develop the Algerian biscuit market (end of 2005). A plant is currently under construction in Alger area.

*****

Danone Tessala financial statements will be fully consolidated.

*****

With around EUR 13 billion of total sales in 2005, Groupe DANONE is the world leader in fresh dairy products and bottled water (in volume terms), and n°2 in the biscuit market worldwide. In Africa & Middle East, Groupe DANONE posted sales of more than €1 billion through interests in companies enjoying strong leadership positions in local markets:

•	Saudi Arabia* (partnership with Al Safi): no. 1 in fresh dairy products

•	Turkey*: no. 1 in both fresh dairy products and bottled water

•	Morocco (partnerships with ONA : Centrale Laitière, Sotherma and Bimo): no. 1 in fresh dairy products, no. 2 in bottled water, and no. 1 in biscuits

•	Tunisia (partnerships with STIAL and Sotubi): no. 1 in fresh dairy products, no. 1 in biscuits

•	Israel: (partnership with Strauss): no. 1 in fresh dairy products

•	Algeria* (partnership with Sotubi for biscuits) n°1 in fresh dairy products with Danone Djurdjura

•	Egypt* : presence on the fresh dairy market since 2005

*	Fully consolidated companies

For further information:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: June 13, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer